SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Public Offering of its Preferred Shares

São Paulo, April 28, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, announced today that it priced its public offering of 14,700,000 preferred shares at a price of US$27.88 per American Depositary Share (ADS; each ADS represents 2 preferred shares), of which 5,520,811 preferred shares were offered by GOL and 9,179,189 preferred shares were offered by a selling shareholder, BSSF Air Holdings LLC (an affiliate of AIG Capital Partners). The preferred shares are being offered in the form of ADSs in an international offering and in the form of preferred shares in a concurrent Brazilian offering registered with the Comissão de Valores Mobiliários, or the Brazilian Securities Commission. None of GOL’s other shareholders are selling their shares in the offering.

The international offering is being led by Morgan Stanley as sole bookrunning manager, and Merrill Lynch &Co., Raymond James, and Santander Investment Limited as joint lead managers. The Brazilian offering is being led by Banco Santander Brasil S.A., Banco Morgan Stanley Dean Witter S.A., joint bookrunners of the Brazilian offering, and Banco Itaú BBA S.A. as co-lead manager. Morgan Stanley is the global coordinator of the offering. GOL has also granted the international and Brazilian underwriters an option to purchase up to an additional 2,205,000 preferred shares to cover over-allotments, if any.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. The public offering is being made by means of a prospectus. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the final prospectus may be obtained from Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, 250 Vesey Street, New York, NY 10080, Raymond James, 880 Carillon Parkway, St. Petersburg, FL 33716, and Santander Investment, 45 East 53 St., 5th Floor, New York, NY 10022.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet of Boeing 737s with a single-class of service. GOL has one of the youngest and most modern fleets in the industry with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers service to 38 major business and travel destinations in Brazil and Argentina, In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, schedules and fares, please visit www.voegol.com.br or call 0300-789-2121 in Brazil, or 55 11 2125-3200 from outside Brazil. GOL: Here everyone can fly!

CONTACT: Gol Linhas Aéreas Inteligentes S.A.
Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)
or
Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.